UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Mona Lisa Song, LLC

Legal status of Issuer:

> *Form:*
>
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> August 27, 2021

Physical Address of Issuer:

5 Shenton Way, #10-01 UIC Building, Singapore 068808

Website of Issuer:

https://opulous.org

Is there a co-issuer?___yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Units of Class A Membership Interest

Target Number of Securities to be Offered:

250

Price (or Method for Determining Price):

$100.00

Target Offering Amount:

$25,000.00

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$500,000.00

Deadline to reach the Target Offering Amount:

December 3, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	**Prior fiscal year-end (2019)**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

November 4, 2021

FORM C

MONA LISA SONG, LLC

Up to $500,000.00 of

Units of Class A Membership Interest

Mona Lisa Song, LLC ("**Mona Lisa Song**," the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $500,000.00 (the "**Maximum Offering Amount**") of Units of Class A Membership Interest (the "**Securities**") on a contingency basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 3, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$50,000.00	$3,000.00	$47,000.00
Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Maximum Offering Amount	$500,000.00	$30,000.00	$470,000.00

(1)　This excludes fees to Company's advisors, such as attorneys and accountants.

(2)　In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED

GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://opulous.org.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/mona-lisa-song.

The date of this Form C is November 4, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Mona Lisa Song, LLC (the "**Company**') is a limited liability entity formed in the state of Delaware on August 27, 2021, and is managed by Ditto Music Pte. Ltd., a Singapore limited liability company (the "**Manager**"). The Company's purpose is to own certain intellectual property rights pertaining to a master recording embodying a musical composition titled "Mona Lisa" (the "**Work**") as performed and produced by GG Global Music, Inc. f/s/o Gazzy Garcia p/k/a as Lil Pump (referred to as the "**Artist**") and Stache Records LLC d/b/a Music Narcos (referred to as the "**Producer**"), respectively. In connection with the Rights (as defined herein), and pursuant to that certain Novation and Assignment (as defined herein), the Company will be entitled to those certain royalties attributable to the Work, which will, in part, be distributed to the holders of the Securities.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH OR THE RIGHTS) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

The Company is located at 5 Shenton Way, #10-01 UIC Building, Singapore 068808.

The Company operates through its Manager's website: https://opulous.org.

The Company conducts business through the internet throughout the United States and internationally.

The Company conducts its business as, and currently is, a wholly owned subsidiary Ditto Music Pte. Ltd, a Singapore private limited company, incorporated on October 13, 2020.

A description of our business plan can be found in the section of this Form C titled '*BUSINESS*' and on the Company's profile page on the Intermediary's website under https://republic.co/mona-lisa-song, which is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	250
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	250*
Maximum Amount of the Securities Offered	5,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000*
Price Per Security	$100.00
Minimum Individual Purchase Amount	$100.00 +
Maximum Individual Purchase Amount	$50,000.00
Offering Deadline	December 3, 2021
Use of Proceeds	See the description of the use of proceeds on page 26 hereof.

8

Voting Rights	See the description of the voting rights on page 38.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ Investors must subscribe in $100.00 increments. Additionally, the Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever generate sufficient revenues to make distributions to our Investors. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

There is no assurance that the Company will be able to continue as a going concern.

Our independent registered public accounting firm for the fiscal year ended December 30, 2020, has included an explanatory paragraph in its review that accompanies our reviewed consolidated financial statements as of and for the year ended December 30, 2020, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. The Company has generated no revenue and has accumulated losses since inception. As such, the Company's continuation as a going concern is currently dependent upon the proceeds from this offering. Although the Company anticipates the proceeds from the Offering will provide sufficient liquidity to meet its operating commitments, there is no guarantee the Company will be successful in achieving this objective. If the Company does not generate sufficient liquidity, it will not be able to continue as a going concern, which would cause the Securities to lose value.

We rely on various intellectual property rights associated with the Work in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.

The Company is a party to a certain Novation under which it is entitled to certain economic consideration but also required to make substantial distributions or direct its accounts receivable to its Manager, the Artist and the Producer. We believe that under these agreements, including, without limitation, distribution agreements, licensing agreements, etc., entered into by our Manager, the Artist, and the Producer, aside from the Novation, and relevant statutes, digital music streaming platforms, on-demand music platforms, and other media outlets are required to pay a royalty to record labels, music publishers, and other copyright owners, including the Company, in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, other platform specific metrics, and any applicable advertising fees and discounts, among other variables. Additionally, there may be other certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. The Company is not a party to any such agreements aside from the Novation and has no ability to review, enforce, or control the outcome of any disputes relating thereto. Failure on the part of others, including our Manager, to accurately collect on royalties may adversely affect our business, operating results, and financial condition.

The Company's sole source of revenue will be derived from the Work.

The Company will rely on the Artist's current fan base and the Work's ability to attract new listeners to play and share the new music to increase total plays, which equates to greater royalties for Investors. Since audience appeal depends on critical reviews and changing public taste, predicting size, engagement, and loyalty of the Artist's listener base can be unpredictable. The success of the Company is directly correlated with the success and adoption of the Work among digital streaming platforms, on-demand music and other media outlets, and their end users.

We have no historical performance data about the royalty payments derived from the Work.

The Company and the Manager entered into the Novation and Assignment on October 20, 2021. We have no historical performance data regarding the likelihood of long-term performance of the Work and the royalty payments derived therefrom. As a result, the royalty payments derived from the Work may generate lower royalty revenue that we anticipate.

Cash received from the royalty payments derived from the Work will depend upon the continued popularity of the Artist, and we do not have any rights to require the Artist to take any actions to attract or maintain or otherwise generate royalty payments.

All of the royalty payments that the Work will generate is contingent on continued popularity of the Artist and is not guaranteed. The Artist has a limited obligation to take any actions to promote the Work. There is no guarantee that the Artist will promote the song or otherwise attempt to popularize it beyond its initial contractual obligation. In addition, even if the Artist continues to promote the Work, there is no guarantee that such activities will increase the value of the Work and the royalty payments accordingly. As a result, we cannot ensure that the Work will be popular and, if popular, continue to be popular and generate royalty payments.

The valuation of the expected royalty payments requires us to make material assumptions that may ultimately prove to be incorrect. In such an event, we could suffer significant losses that could materially and adversely affect our results of operations.

Our only asset is the Work. This asset's fair market value has been assessed arbitrarily by our Manager as there is currently no active market where we are able to observe quoted prices for identical assets. As a result, our valuation of our asset incorporates significant inputs that are not observable. Fair value of future expected royalty payments is determined by measuring expected returns and anticipated length of the popularity of the Artist and the Work. However, the valuation of the expected royalty payments is highly speculative due to the heavily subjective nature of identifying comparable recording artists and is inherently difficult due to the uniqueness of the Work and limited number of available comparable artists.

The Company's success depends on the experience and skill of the board of directors, officers, and key employees of its Manager.

We are dependent on our Manager and its board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Manager or its board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation and that of our Manager, the Artist, or the Producer, could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes investor loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We expect that we may, in the future, face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations and our Investors. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business. Additionally, a significant theft, loss or misappropriation of, or access to, Investors' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit F. Some of these communications may not have included proper disclaimers required for "testing the waters."

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Ownership of the Class A Units provides Investors with an equity interest in a limited liability company that holds certain intellectual property rights solely related to the Work.

The Company does not intend to make any other material capital expenditures in the future. Thus, the Class A Units do not entitle holders to an ownership interest in any track, album, or other artist nor do they represent an interest in any royalty agreement, distribution agreement or other agreement, obligation or asset associated with any particular track, album, or artist besides the Work. Holders of Class A Units may only receive royalty payments in connection with the Work.

Payments of royalties to the Company depend on accurate and timely accountings to the Company by its Manager, the Manager's distributors and other parties.

While the Company holds the expectation that it will receive from its Manager, and the Manager from its distributors and other relevant parties, at minimum, quarterly payments of royalties, the Company cannot guarantee this outcome. It is possible that the Manager may lose its distributors and for a period of time, or in perpetuity, may not have any bona fide distributor in place to distribute the Work. In such a situation, any royalty payment the Company receives will be greatly reduced, and any corresponding distributions of such royalties paid to Investors will be comparably negatively impacted.

In the event that a claim, or threatened claim, for infringement or any other claims arises relating to the Work, or the Company's rights in the Work, the Company will be forced to defend or settle the dispute.

Such action may result in either the delay or temporary or permanent cessation of distribution of the Work, which would impact royalty payments to the Company and thereby distributions of such royalty payments to Investors. Payments of royalties to the Company also depends in part on there being no claims against it or the Artist or the Producer with respect to the Work, including without limitation, the performances, contributions of others, intellectual property or other rights embodied therein or associated therewith. The Company makes no warranties or representations regarding the Work and cannot guarantee that the associated master recording does not violate or infringe on any third-party rights.

Holders of the Class A Units have no voting rights. As a result, holders of Class A Units will not have any ability to influence the outcome of important transactions and decision.

All decision regarding the management and affairs of the Company will be made exclusively by the Manager, unless otherwise required by Delaware law. Accordingly, Investors should not invest in the Company unless such Investor is willing to entrust all aspects of the management of the Company to the Manager. Holders of Class A Units will have no right or power to take part in the management of the Company and will have no voting right to vote upon matters of the company. As a result, Investors will not be able to take part in the management and affairs of the Company and will not be able to vote upon any matters of the Company.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Holders of the Securities cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to Blockchain Technologies, Digital Assets, and Trading on an ATS

The Company is offering its Class A Units in this Offering. The Class A Units will solely exist as book-entry shares within the records of the Company and will not have traditional share certificates. The Company intends that each Class A Unit will be represented by a digital token (each an "**S-NFT**"). The S-NFTs will not be Class A Units; rather, they are a digital representation of the number of Class A Units purchased and held by a given stockholder.

The S-NFTs is currently intended to be developed on the ASA standard (Algorand Standard Asset), and each is intended to be issued on the Algorand blockchain protocol. The S-NFTs will be created, held, distributed, maintained, and destroyed by the Company. The Company intends to program any relevant compliance-related transfer restrictions that would traditionally been found on a paper stock certificate onto so called "smart contracts" (computer programs written to the relevant blockchain), which allows the smart contract to impose and execute the relevant conditions on the transfer of the S-NFTs. S-NFTs cannot be created or destroyed by any entity other than the Company.

If the Company is not able to make the S-NFTs available to holders of its Class A Units, we may incur significant damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

The Company's intention with this Offering is to have the Class A Units represented by the S-NFTs create efficiencies for holders of Class A Units pertaining to managing, storing and transferring their Class A Units. It is, however, possible that the Company may not be able to, in a timely manner, make the S-NFTs available to the holders of Class A Units due to several reasons, including, without limitation, underlying fees or other technological restrictions from the blockchain network that underlies the S-NFTs. If the Company is not able to make the S-NFTs available, or if the S-NFTs that the Company makes available are too complicated or expensive to use, the Company's reputation could be adversely affected. Any adverse effects to our reputation, in turn, could have material adverse effects on our business, financial condition and results of operations.

Potential Investors may not have the skills necessary to secure, trade, or collect distributions using the S-NFTs or to comply with the requirements of the Company.

Participating in the Offering requires technical skill beyond that of many Investors as we are disbursing S-NFTs representative of the Company's Securities. Securing or trading the S-NFTs or collecting distributions relating to the Securities requires working knowledge of blockchain technology, blockchain assets and their attendant systems and processes. Similar knowledge of blockchain asset exchanges and other industry participants may be required to comply with the requirements of the Offering.

You must provide a valid network address and other information to participate in the distribution of the Securities or forfeit your ability to receive the S-NFTs.

The S-NFTs will be delivered when and if a Token Generation Event occurs to a digital wallet address indicated by the Investor at the time of subscription. The address designated by the Investor is the only address that will be allowed to claim S-NFTs at the time of distribution. If the Investor loses access to the wallet address designated at the time of commitment, they may be unable to receive their S-NFTs. Investors will be required to claim S-NFTs in order to receive their distribution. The Company will provide instructions to the Investor about how to claim their S-NFTs prior to commencing distribution. If the Investor is unable to follow those instructions, they may be unable to claim their S-NFT distribution.

Digital wallets themselves are subject to significant technical risks.

Neither the Intermediary nor the Company provides hosted blockchain-based digital token wallets. As a result, Investors will have to create and maintain their own digital wallets. Vulnerabilities or errors in the computer code operating digital wallets can, and have in the past, resulted in the permanent loss of any digital assets held in those wallets. Vulnerabilities and exploits may permit bad actors to irreversibly transfer assets out of the wallet. Similarly, code errors and poorly constructed smart contracts underlying the operation of digital wallets have in the past resulted in the 'locking' of wallets, freezing assets in place permanently. This may effectively destroy the value of the S-NFTs held in the wallet, and such errors may never be reversible, or the assets rendered irretrievable.

Risks Related to Storing Private Keys.

Physical or digital records of the private keys corresponding to digital wallets that store your S-NFTs should be safeguarded by using physical secured storage or encrypted digital storage methods. Any loss or theft of such records and/or backup records would adversely affect an investment in the S-NFTs.

The S-NFTs may be subject to malfunction or may function in an unexpected or unintended manner.

The S-NFTs, and any network with which the S-NFTs are interacting may malfunction or may function in an unexpected or unintended manner. This may be caused by the S-NFTs, other networks, or a number of other causes, some of which are unforeseeable. Any malfunction or unintended function could result in the complete loss of the S-NFTs.

The Company and the S-NFTs may be subject to security weaknesses, hackers and theft.

Hackers or other groups or organizations may attempt to interfere with the Company and the S-NFTs, your digital wallet in any number of ways, including denial of service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks. There is a risk that the S-NFTs and the technology infrastructure may include security weaknesses or bugs, which may interfere with the use, or cause the complete loss, of the S-NFTs. Advances in cryptography may present risks to cryptocurrencies, digital tokens, Algorand, the S-NFTs, and the Company's technology infrastructure, which may result in the theft or complete loss of the S-NFTs.

The gas fees and related risks to use of the Algorand blockchain.

Transactions on the Algorand network are subject to the terms and conditions of Algorand. An investor who initiates a transaction on the Algorand network must pay fees in the form of "ALGO," the fundamental token for the operation of Algorand. These transaction fees (sometimes called "gas") are paid to validate a transaction. Gas measures the amount of computational effort that it will take to validate a given transaction. If an Investor does not maintain adequate ALGO in their wallet, the Investor may not be eligible to receive the S-NFT(s) upon a Token Generation Event. The amount of gas required to execute a transaction will vary from transaction to transaction depending on fluctuations in the market price of ALGO. The Company does not establish the amount of gas required to complete a transaction and there is no limit on the gas price a transaction may need to complete in a timely manner. Additionally, an error in the smart contract creating the S-NFTs could result in unintended or uncontrolled gas usage which, if not limited by an Investor through its wallet interface, may deplete the amount of ALGO held by the Investor. When the Company makes a distribution to an S-NFT holder, the gas will be the responsibility of the Company. The Company does not control Alogrand, and there is no guarantee that the Algorand network will continue to operate under its current terms in the future. If Algorand moves to a different mechanism for validating transactions in the future, it could negatively impact the amount or character of the fees due on transactions in the S-NFTs. Moreover, the Company, in the Manager's sole discretion may choose to issue or reissue the S-NFTs on an alternative blockchain and/or using an alternative protocol, in its sole discretion, which could similarly negatively impact the amount or character of the fees due on transactions in the S-NFTs.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the S-NFTs may also be subject to significant price volatility.

The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the S-NFTs may also be highly volatile. Several factors may influence the market price, if any, of the S-NFTs, including, but not limited to:

- the ability of the S-NFTs to trade on a secondary market, if at all;
- the availability of any Designated ATS or other compliant trading platform for digital assets;
- global digital asset and security token supply;
- global digital asset and security token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets like cryptocurrencies as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is secure, and the regulatory restrictions on their use;
- purchasers' expectations with respect to the rate of inflation;

- changes in the software, software requirements or hardware requirements underlying the S-NFTs;
- changes in the rights, obligations, incentives, or rewards for the various holders of the S-NFTs;
- interest rates;
- currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
- government-backed currency withdrawal and deposit policies of digital asset exchanges;
- interruptions in service from or failures of major digital asset and digital asset securities alternative trading system on which digital assets and digital asset securities are traded;
- investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in digital asset securities or other digital assets;
- monetary policies of governments, trade restrictions, currency devaluations and revaluations;
- regulatory measures, if any, that affect the use of digital assets and digital asset securities such as ours;
- global or regional political, economic or financial events and situations; and
- expectations among digital assets participants that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and digital asset securities industry and may affect other digital assets including the S-NFTs. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the S-NFTs and other digital assets to fluctuate. Such volatility in the price of the S-NFTs may result in significant loss over a short period of time.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings such ours is uncertain, and new regulations or policies may materially adversely affect the development and adoption of digital asset securities.

Regulation of digital asset securities offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Company and the adoption of our S-NFTs. Failure by the Company, with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission (the "**CFTC**"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, exchange, or asset, and the Tokens may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but

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such change could be substantial and materially adverse to the development and growth of the Company and the adoption the S-NFTs.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the S-NFTs may be exchanged, the liquidity of the S-NFTs, the ability to access marketplaces or exchanges on which to trade the S-NFTs, and the structure, rights and transferability of S-NFTs.

A disruption of the Internet or the Algorand network, or any other network on which the S-NFTs are issued, could impair the value and the ability to transfer ALGO, the native currency of such alternative network, or the S-NFTs.

A significant disruption in Internet connectivity could disrupt the Algorand networks' operations until the disruption is resolved and could have an adverse effect on the value of the S-NFTs. In addition, cryptocurrency networks have been subjected to a number of denial-of-service attacks, which led to temporary delays in transactions. It is possible that such an attack could adversely affect the Company and the value of the S-NFTs.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, Ethereum, Algorand and other blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ethereum, Algorand and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- The maintenance and development of the open-source software protocol of the Bitcoin, Ethereum or Algorand networks;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of the Bitcoin, Ethereum or Algorand networks would adversely affect the Company's operating results.

The Class A Units initially will not be listed on any securities exchange or available to trade on any ATS, the Company does not intend to apply for the listing of the Class A Units on any securities exchange, and the Company cannot provide any assurance that we will be successful in making the Class A Units available to trade on an ATS.

The Class A Units will not be listed for trading on, and the Company has no intention to apply for listing on, any securities exchange or through any other NMS trading platform. Further, the Class A Units will not be available for trading on any specific trading system that is registered with the SEC as an ATS at the time of the final closing of this Offering. In furtherance of the foregoing, the Class A Units will be "Restricted Securities" under Rule 144 of the Securities Act and subject to a 12-month lock-up period, during which time the Class A Units will not be transferable or re-sellable. Although the Company intends to make the Class A Units available for trading on an ATS eventually, there can be no assurance that the Class A Units will become available for trading on an ATS in the near term or at all. If the Class A Units are not made available for purchase on, or for trading through, an ATS, that would likely result in limited liquidity for the holders of Class A Units. Such limited liquidity may result in holders of Class A Units not being able to resell their Class A Units on a timely basis or at all.

In any event, absent any legal or contractual restrictions on transferability and resale of the Class A Units as discussed herein, holders of Class A Units will be able to transfer Class A Units through the book-entry transfer facilities of the Company even if there is no means by which to separately transfer the S-NFTs.

Even if we are successful in making the Class A Unit S-NFTs available to trade on an ATS, this ATS may experience limited volume and liquidity.

If the Class A Units are being made available for purchase on, and can be traded through an ATS, we expect that both the Company and any ATS we may use may have the capability to support trades in the Class A Units and transfers of the S-NFTs. To trade the Class A Units on an ATS, holders of the Class A Units will have to satisfy the Company's and ATS's requirements to create an account with both. An ATS on which the Class A Units are being made available to trade may only provide limited liquidity for purchasers and sellers. Additionally, an ATS on which the Class A Units may trade, may experience limited trading volume due to a relatively small number of shares trading on such ATS. Further, it is possible that the ATS on which the Class A Units are made available to trade will not have market makers, or other institutions that stand ready to buy and sell the Class A Units. As a result, this novel trading system may have limited liquidity, resulting in a lower or higher price or greater volatility than would be the case with greater liquidity, and consequently the Class A Unit S-NFTs may be less liquid than traditional common stock traded on securities exchanges or national market systems ("**NMSs**").

The number of securities traded on an ATS that supports the listing of the S-NFTs may be very small, making the market price more easily manipulated.

While the risk of market manipulation exists in connection with the trading of any securities, the risk may be greater on an ATS as the latter is a closed system that does not have the same breadth of market size and liquidity compared to a securities exchange or NMS. There can be no assurance that the efforts of an ATS or any broker-dealers will be sufficient to prevent such market manipulation.

The payment mechanics for securities represented digitally utilizing blockchain technology are novel and untested.

The Company may allow the Class A Units to trade on an ATS that supports the use of the S-NFTs. While such ATS may have adopted payment mechanics that match the speed and irrevocability associated with immediate or nearly immediate transfers of digital assets on a blockchain, such payment mechanics are novel and relatively untested. To the extent any ATS and applicable broker-dealer net capital regulations would permit broker-dealers to issue cash balances on the distributed ledger in amounts that exceed actual cash held by such broker-dealer in its customer accounts, there could be systemic risk to the system associated with payment defaults.

An ATS is not a stock exchange and has arbitrary listing requirements for Companies or for the securities traded.

There are no minimum price or other comparable listing requirements for trading securities on an ATS as there are for trading securities on the Nasdaq Global Market or other NMS trading platforms. As a result, trades of the Class A Units on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities or that otherwise correspond to the prices of such securities on a national securities exchange.

Transactions involving the Class A Units may not be properly reflected on the blockchain.

While the Company's books and records govern record ownership of the Class A Units, for all record holders of the Class A Units, there will be "courtesy copy" of certain ownership records on the blockchain used by the S-NFTs. Following the Company's approval of any change in record ownership, the security position information relevant to a record holder's digital account address on the blockchain is updated consistent with changes to the Company's books and records. To the extent that the Company's records and the "courtesy copy" get out of sync, there could be a delay while the Company corrects any such inconsistencies, and such inconsistencies may cause investors confusion with respect to their record holdings of the Class A Unit, which could adversely affect the liquidity for, and market value of, the Class A Units.

The trading ledger showing trades in the S-NFTs will be publicly available, which may give rise to privacy concerns.

The distributed ledger that will be used to record transfers of the S-NFTs will be available to the public and will store the trading history starting from the time of issuance of the S-NFTs. The personal identity information necessary to associate a public key presenting a given block of S-NFTs with the owner of the Class A Units will be maintained by the Company in a proprietary ledger system that is not exposed to the public. Thus, trading data with respect to the Class A Units will be available but not the identity of the holder of Class A Units. Security breaches relating to the proprietary ledger system maintained by the Company could result in theft of the information necessary to link personal identities with public keys, the stolen information could be used to determine the affected stockholder's complete trading history in the Class A Units. Concerns over these issues may limit adoption of this novel trading system by a range of potential investors, reducing liquidity of the Class A Units.

If securities or industry analysts do not publish research or reports about the Class A Units or publish negative reports or recommendations about the Class A Units, this may adversely impact the price and liquidity of the Class A Units.

The trading market for the Class A Units may depend, to some extent, on the research and reports that securities or industry analysts publish about us, the business, the market or our competitors. We do not have any control over these analysts. If one or more of the analysts who may in the future cover us downgrade the Class A Units or change their opinion of the Class A Units, the price of the Securities would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price and trading volume of the Class A Units to decline.

Holders of the Class A Units are responsible for ensuring that they comply with federal and state securities regulations in regard to making any secondary sales.

Holders of Class A Units are responsible for ensuring that any secondary sale of the Class A Units is performed in accordance with applicable federal and state securities regulations. The Class A Units may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state "blue sky laws" or other jurisdictions' securities laws. Purchasers of the Class A Units who attempt to sell or transfer the Class A Units on the secondary market may be deemed to be distributors or brokers under federal or state securities laws and should ensure compliance with such laws when engaging in secondary sales or transfers.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ether and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of blockchain technologies and virtual currencies.

In recent years, the rise of digital currencies prices and digital asset transaction volume has attracted the attention of tax authorities.

As the laws governing digital assets, including digital asset securities and digital currencies are still evolving, the tax treatment of digital assets in various jurisdictions is subject to change. As there is considerable uncertainty over the taxation of digital assets, we cannot guarantee that the digital asset securities and transactions denominated in digital currencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return and increase the holding costs of digital assets, which could materially and adversely affect the Company's results of operations and financial condition.

Risks Related to Compliance and Regulation

Absence of regulatory oversight.

The Company is not registered and does not expect to register as an investment company under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), and the Purchasers will not be afforded the protections of the Investment Company Act, such as oversight by a board of disinterested directors, affiliated transaction limitations, restrictions on borrowing and safeguards related to custody of the Company's assets.

The Manager is not registered as an investment advisor.

The Manager is not registered as an investment adviser und the Investment Advisers Act of 1940, as amended (the "**Advisers Act**"). However, to the extent that a Company asset is deemed to fall within the definition of a security under U.S. federal securities laws, our Manager may be subject to additional requirements under the Advisers Act. The Manager may be required to register as an investment adviser or may have to file annual reports an "exempt reporting adviser" under the Advisers Act. Registration as an investment adviser may result in extraordinary, recurring, and non-recurring expenses. So long as our Manager is not and will not be subject to any such investment adviser registration, investors will not have the benefit of investor protections and will not receive disclosure commensurate with that provided by registered entities.

We are not subject to regulatory oversight by any state or federal regulatory agency.

We are not subject to the periodic examinations to which, for example, consumer banks, commercial banks, and other financial institutions are. Consequently, our acquisition, financing and disposition decisions and our decisions regarding establishing the fair market value of our assets is not subject to periodic review by any governmental agency.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Our Manager and parent company, Ditto Music Pte. Ltd., owns and operates a music distribution platform that brings technological innovation into the music industry by introducing new revenue streams for artists. In connection with this Offering, our Manager has formed our Company and assigned to us certain intellectual property rights in the Work— a musical composition titled "Mona Lisa," performed by Lil Pump. Lil Pump is arguably one of the most popular hip-hop artists of recent years who made a name for himself pushing the punk inspired SoundCloud rap scene from underground to mainstream. For more information, see "*BUSINESS—Intellectual Property*" below.

Investments in the music industry have traditionally been kept within close exclusive circles and insiders. Through the Company's efforts, and in this Offering, investors will have the potential to earn royalty revenue alongside Lil Pump. Investors in this Offering will be entitled to any applicable economic benefit of the monetization of the "Mona Lisa" song rights through their ownership of the Class A Units, which shall be represented through a digital asset called an "**S-NFT**." These groundbreaking S-NFTs may generate monthly royalty revenue and have the potential to increase in value as an artist's career progresses. The Company will mainly earn revenues through digital streaming and download mastering royalties that are then shared with the various stakeholders in the Work, including the Company. For more information on the security being offered in this Offering, see "*THE OFFERING AND THE SECURITIES – The Securities*" herein.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH OR THE RIGHTS) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

Vision

The Company's long-term vision is to be a company that has the prospect of consistently earning revenue, by facilitating the distribution of royalty revenue to its Investors, whom are the S-NFT holders, in connection with the Work.

Business Plan

Mona Lisa Song, LLC will sell music S-NFTs representing, in part, the Securities to a user base of music fans and blockchain enthusiasts. Through the support of our Manager, we will strive to distribute royalty revenue to our investors perpetually until such time as the Company is dissolved in accordance with the provisions of the Company's Amended and Restated Operating Agreement.

Royalty revenue is expected to be generated by the Company pursuant to the Novation (as defined below) and in connection with those certain distribution activities undertaken by our Manager under a certain Publishing Agreement (as defined below) and Publishing Agreement Assignment (as defined below). See "*TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST*" and "*BUSINESS – Intellectual Property*" for more information.

Customer Base

We serve the fans of Lil Pump, music investors and enthusiasts, and the blockchain community at large.

Company Revenue

The Company's revenue will be a percentage of the digital music revenues generated by the Work. Revenues will be created by the distribution of the Work on digital streaming platforms including but not limited to 7Digital, Akazoo, Amazon, AMI, Anghami Music, Apple, Audible Magic, Audiomack, AWA, Beatport, Beatsource, Bleep, Boomplay, Deezer, Dubset, Facebook, Google Play Music, iHeart Radio, iMusica, Juno, JOOX, KKBox, LiveXLive, MediaNet (Audible Magic - Fulfillment360 in Labelcamp), Music Island, Napster, NetEase, Pandora (Rdio delivery feed in Labelcamp), PPCA, Pretzel, Qobuz, Qsic, Saavn, Shazam, Simfy Africa, Sound Exchange, Soundcloud, Spotify, Stellar Ent., Tencent, Tidal (Aspiro delivery feed in Labelcamp), TikTok, Touchtunes, Twitch

Soundtrack, United Media Agency, Yandex, YouTube Content ID, YouTube Music, and Peloton. Digital music revenue also includes individual song sales of the Work on Apple iTunes and Amazon.

Intellectual Property

The Company's Manager, Ditto Music Pte. Ltd., entered into a transaction (the "**Assignment**") with GG Global Music, Inc. f/s/o Gazzy Garcia p/k/a as Lil Pump (referred to as the "**Artist**") and Stache Records LLC d/b/a Music Narcos (referred to as the "**Producer**"), pertaining to a musical composition titled "Mona Lisa" ("**Work**") and wherein the Manager was assigned fifty percent (50%) of such Work's master rights, title, and interest, along with a security interest, in the royalties arising from all digital transmission attributable to the Work in perpetuity, and a non-exclusive, irrevocable, non-sublicensable and worldwide license to download, make digital copies of and utilize but not modify the Work and any digital artwork arising from the Work solely for the purpose of embedding or linking such copies to the S-NFTs (together, the "**Rights**"). Under the Assignment, the Manager was required to make an advance payment to the Artist and the Producer in an amount equal to four hundred thousand dollars ($400,000.00) as an advance payment for the Rights in the Work (the "**Advance Payment**"), certain feature fees to a to be determined featured artist in the amount of fifty thousand dollars ($50,000.00) (the "**Feature Fee**"), and eighty-seven and one half percent (87.50%) of the net proceeds received in this Offering (**"Proceeds Fee"**), subject to the Manager's recoupment of the Advance Payment and Feature Fee, among other miscellaneous fees.

Subsequently, our Manager assigned to the Company under that certain Novation and Assignment Agreement dated October 20, 2021 (the "**Novation**") all rights and obligations under the Assignment subject to the following conditions: The Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing the Proceeds Fee to the Artist and Producer; (b) distributing distributions to the Class A Members in connection with the royalties acquired under the Assignment and Novation agreements; (c) recouping the Advance Payment made by the Manager to the Artist and; and (d) defraying any relevant costs that have been otherwise agreed *via* the Assignment and/or the Offering by the relevant parties including the Artist and Producer, the Investors and the Company. Additionally, the Manager agreed to pay the Company five hundred seventy-six thousand five hundred dollars and no cents ($576,500.00) in consideration for entering into the Novation, which shall be recoupable, in part, by the Manager pursuant to the terms of such agreement.

The Company's Manager entered into a certain Music Publishing Copyright Buyout Agreement with Stache Records, LLC d/b/a Stache Publishing (the "**Writer**") on September 18, 2021 (the "**Publishing Agreement**"), which was subsequently assigned, in part, by our Manager to our Company on October 28, 2021 (the "**Publishing Agreement Assignment**"). Under the Publishing Agreement, the Manager was required to make an advance payment to the Writer in an amount equal to one hundred fifty thousand dollars ($150,000.00) as an advance payment for the Writer's rights in the Composition (i.e. 50% of the Composition rights) (the "**Publishing Amount**") covering the lifetime of the Composition (defined as the Mona Lisa, including without limitation, song ideas (music or lyrics) or beats created or composed and/or written by the Writer relating to such).

Pursuant to the Publishing Agreement, our Manager has agreed to provide best efforts to exploit the Composition, by: (i) making promotional only recordings of any or all of the Composition for the purpose of representing the Composition to record labels, producers and other music industry professionals with a view to exploiting the Composition commercially; (ii) procuring the publication of the Composition in printed form for sale to the public; (iii) procuring the grant of a license for the synchronization of any or all of the Composition (in the Composition's entirety or an extract from it) with any film, advertisement, television production, or any other audio-visual production now known or which becomes known; (iv) procuring a public performance of any or all of the Composition including but not limited to a transmission on radio, television, internet or similar computer network; (v) obtaining covers of any or all of the Composition; (vi) protecting the copyright and all like rights in and to the Composition; and (vii) the granting of licenses to communicate any or all of the Composition and sound recordings of the Composition to the public by any and all means.

Under that certain Publishing Agreement Assignment, the Manager assigned to the Company all its rights and obligations under the Publishing Agreement, including the payment of the Publishing Amount in payment from the Manager to Mona Lisa Song. Moreover, our Manager assigned to the Company certain Writer's rights with respect to the Composition, including:

i. Exclusive right to collect in the world all monies earned by the Composition during the life of copyright in the Composition;

ii. Exclusive right to administer all Composition on the terms set out in this Agreement for the life of copyright in the Composition throughout the world;

iii. Exclusive right to arrange for the making of sound recording of the Compositions embodying the Composition for the purposes of allowing third parties the opportunity to preview and audition the Composition or part of it.

iv. Right to broadcast the Composition by means of radio and/or television and by any other means whatsoever, including broadcasts transmitted from transmitters situated in the world wherever the same may be received, and to transmit the Composition to subscribers to a diffusion service by any means whatsoever, whether with or without visual images, and to exploit the same subject always to the terms of any blanket industry agreements from time to time in force in the world insofar as applicable;

v. Grant of worldwide perpetual or limited licenses in respect of any audio-visual production originating in the world to third parties to reproduce and exploit the Composition by means of synchronization with any film, advertisement, television production, physical product or any other digital production now known or which becomes known after the date of this Agreement known subject always to the terms of any blanket industry agreements from time to time in force in the world.

Additionally, our Manager granted to the Company a non-exclusive, irrevocable, royalty-free, license for the sound recording of the Composition throughout the world. This license allows the Company to:

i. Reproduce the sound recording of the Composition by means of mechanical and/or digital reproduction by way of record or other sound bearing contrivance and/or visual image producing contrivance including without limitation any format now known or subsequently invented or designed after the date of this Agreement; and/or

ii. Copy, edit, alter, fade, stretch, loop, add to or take from the sound recording of the Composition; and/or

iii. Stream the sound recording of the Composition on websites.

Finally, the Manager agreed to pay the Company one hundred fifty thousand dollars and no cents ($150,000.00) in consideration for entering into the Publishing Agreement Assignment. Notwithstanding, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Publishing Agreement Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing distributions of economic benefits to the Class A Members; (b) recouping the Publishing Amount made by the Manager to the Writer and; and (c) defraying any relevant costs that have been otherwise agreed *via* the Publishing Agreement and/or the Offering.

Competition

The markets in which our services are sold are highly competitive. The Company faces competition from other companies and individuals with better funding or more experience in the music industry. These competitors include other music artists worldwide. Many of these artists may have access to other substantial financial, technical, and human resources, which could give them advantages in developing and marketing their music. These competitors can take away market share from the Artist, which in turn could significantly impact revenues for the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational, and business risk.

Litigation

From time to time, Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on Company's business or the development of the platform because of defense and settlement costs, diversion of resources and other factors. The Company is currently not subject to litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds+	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised*	Amount if Maximum Raised
Intermediary Fees	6.00%	$ 1,500.00	6.00%	$ 30,000.00
Estimated Attorney Fees (1)	72.00%	$ 18,000.00	4.30%	$ 21,500.00
Estimated Accountant/Auditor Fees (2)	22.00%	$ 5,500.00	1.10%	$ 5,500.00
Payments to the Manager, the Artist, and the Producer (3)	0.00%	$ 0.00	88.60%	$ 443,000.00
Total	**100.00%**	**$ 25,000.00**	**100.00%**	**$ 500,000.00**

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

(1) *Estimated attorney fees: We expect to incur approximately $21,500 in legal fees in connection with this Offering payable to our various legal counsel, excluding expenses for registered agent fees, corporate formation fees, and blue-sky filing fees, as applicable.*

(2) *Estimated accountant fees: We expect to incur approximately $5,500 in accounting fees in connection with the reviewed financials prepared for this Offering payable to our CPA, Alan T. Schiffman, CPA PC.*

(3) *Payments to the Manager, the Artist, and the Producer: Pursuant to the Assignment and Novation, we will owe the remainder of the net proceeds from this Offering to the Manager, the Artist, and the Producer, in the denominations set forth the applicable agreements. Specifically, the Company shall pay the Manager up to four hundred thousand dollars and no cents ($400,000.00) in connection with its recoupment of the Advance Payment, up to one hundred fifty thousand dollars and no cents ($150,000.00) in connection with its recoupment of the Publishing Amount, and any remaining cash available shall be paid to the Artist and the Producer in connection with the Proceeds Fee. See "BUSINESS – Intellectual Property" herein for more information.*

+ The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

MANAGER, OFFICERS, AND KEY PERSONS

The Company is managed by its Manager. The directors, officers, and managers of our Manager, who indirectly manage the Company, are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years. Additionally, the sole officer or the Company along with all positions and offices held at the Company and his principal occupation and employment responsibilities for the past three (3) years is described below.

Directors

Name	**Positions and Offices Held at the Manager**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Lee James Parsons	Director and Chief Executive Officer of Manager.	CEO at Ditto Ltd. since January 2007 CEO at Ditto Music Pte. Ltd. since [insert date]: Job Responsibilities for Ditto Ltd.: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships Job Responsibilities for Ditto Music Pte. Ltd.: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships	Secondary education

Officers

Name	**Positions and Offices Held at the Company and Manager**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Lee James Parsons	Director and Chief Executive Officer of Manager.	CEO at Ditto Ltd. since January 2007 CEO at Ditto Music Pte. Ltd. since [insert date]: Job Responsibilities for Ditto Ltd.: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships Job Responsibilities for Ditto Music Pte. Ltd.: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships	Secondary education
Miles Carroll	Chief Operating Officer of Company;	Director at CarteBlock Pte. Ltd. since September 2018;	Bachelor of Science at the University of

	Chief Operating Officer of Manager.	Job Responsibilities for CarteBlock Pte. Ltd.: - Overseeing daily operations and strategic direction of the company - Securing new clients and managing the client relationships; COO at Ditto Music Pte. Ltd. Principal since October 2020; Job Responsibilities for Ditto Music Pte. Ltd.: - Managing the operational functions of the company such as the finances, investor relations and more; COO at Mona Lisa Song, LLC since October 2021.	Texas at Austin

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law and under the Company's First Amended & Restated Operating Agreement attached as <u>Exhibit C</u>. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company is authorized to issue two classes of membership interests in the Company, comprised of 5,000 Class A Units, of which 0 Class A Units are issued and outstanding, and 1,000 units of the Company's Class B Membership Interests (the "***Class B Units***," collectively with the Class A Units, the "***Units***"), of which 1,000 Class B Units are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's issued and outstanding capitalization consists of:

Type	Class B Membership Interest
Amount Outstanding	1,000 Units of Class B Membership Interest
Voting Rights	One vote per Class B Unit
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Class B Units which may dilute the Securities offered hereunder
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ditto Music Pte. Ltd.	Units of Class B Membership Interest	100%

Organizational Chart


DITTO MUSIC PTE. LTD.
100% Ownership of MONA LISA SONG, LLC
MONA LISA SONG, LLC
100% owned by DITTO MUSIC PTE. LTD.
Lee Parsons
42.27% Ownership of DITTO MUSIC PTE. LTD.
50% Ownership of DITTO LTD.
Matthew Parsons
42.27% Ownership of DITTO MUSIC PTE. LTD.
50% Ownership of DITTO LTD.
All other shareholders
13.95% Ownership of DITTO MUSIC PTE. LTD.
DITTO LTD.
1.51% Ownership of DITTO MUSIC PTE. LTD.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Mona Lisa Song, LLC is a special purpose vehicle whose primary purpose is to hold certain intellectual property rights related to the Work and generate revenue therefrom. The Company was formed in Delaware as a limited liability company on August 27, 2021.

The Company is currently a wholly owned subsidiary of Ditto Music Pte. Ltd., a Singapore private limited company, formed on October 13, 2020.

Cash and Cash Equivalents

As of October 5, 2021, the Company together with Ditto Music Pte. Ltd. had an aggregate of $3,300,000 in cash and cash equivalents, leaving the Company's Manager with approximately sixteen months of runway. The Company had $1 in cash and total assets in an amount of $533,001 as of September 30, 2021, with no runway available aside from our Manager's commitment to make additional capital contributions in the event of the Company's insolvency during the term of the Offering. We must raise capital in this Offering to improve our liquidity position and continue as a going concern.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company's Manager, Ditto Music Pte. Ltd., entered into a certain Assignment transaction effective August 20, 2021 with GG Global Music, Inc. f/s/o Gazzy Garcia p/k/a as Lil Pump (referred to as the "**Artist**") and Stache Records LLC d/b/a Music Narcos (referred to as the "**Producer**") pertaining to a master recording embodying the musical composition titled "Mona Lisa" ("**Work**") and wherein the Manager was assigned fifty percent (50%) of such Work's master rights, title, and interest, along with a security interest, in the royalties arising from all digital transmission attributable to the Work in perpetuity. Additionally, the Manager was granted a non-exclusive, irrevocable, non-sublicensable and worldwide license to download, make digital copies of and utilize (but not modify) the Work and any digital artwork arising from the Work solely for the purpose of embedding or linking such copies to the S-NFTs.

Under that certain Novation, the Manager assigned to the Company all its rights and obligations under the Assignment Agreement to the Company, including the right to $573,250 (the "**Novation Sum**") in payment from the Manager to Mona Lisa Song. Notwithstanding, as a condition to the Novation, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing the Proceeds Fee to the Artist and Producer; (b) distributing distributions to the Class A Members in connection with the royalties acquired under those certain Assignment and Novation agreements; (c) recouping the Advance Payment made by the Manager to the Artist and; and (d) defraying any relevant costs that have been otherwise agreed *via* the Assignment and/or the Offering by the relevant parties including the Artist and Producer, the Investors and the Company. See "*BUSINESS – Intellectual Property*" for more information.

The Company does not intend to make any additional material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Membership Interest	$1.00	1,000	N/A	August 27, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company's Manager, Ditto Music Pte. Ltd., entered into a certain Assignment with the Artist and Producer pertaining to the Work and wherein the Manager was assigned fifty percent (50%) of such Work's master rights, title, and interest, along with a security interest, in the royalties arising from all digital transmission attributable to the Work in perpetuity. Additionally, the Manager was granted a non-exclusive, irrevocable, non-sublicensable and worldwide license to download, make digital copies of and utilize (but not modify) the Work and any digital artwork arising from the Work solely for the purpose of embedding or linking such copies to the Securities.

Under that certain Novation, the Manager assigned to the Company all its rights and obligations under the Assignment Agreement to the Company, including the right to the Novation Sum in payment from the Manager to Mona Lisa Song. Notwithstanding, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing the Proceeds Fee to the Artist and Producer; (b) distributing distributions to the Class A Members in connection with the royalties acquired under those certain Assignment and Novation agreements; (c) recouping the Advance Payment made by the Manager to the Artist and; and (d) defraying any relevant costs that have been otherwise agreed *via* the Assignment and/or the Offering by the relevant parties including the Artist and Producer, the Investors and the Company. See "*BUSINESS – Intellectual Property*" for more information.

The Company's Manager entered into a certain Publishing Agreement with the Writer, which was subsequently assigned, in part, by our Manager to our Company under that certain Publishing Agreement Assignment. Under the Publishing Agreement, the Manager was required to make an advance payment to the Writer in an amount equal to the Publishing Amount.

Pursuant to the Publishing Agreement, our Manager has agreed to provide best efforts to exploit the Composition, by: (i) making promotional only recordings of any or all of the Composition for the purpose of representing the Composition to record labels, producers and other music industry professionals with a view to exploiting the Composition commercially; (ii) procuring the publication of the Composition in printed form for sale to the public; (iii) procuring the grant of a license for the synchronization of any or all of the Composition (in the Composition's entirety or an extract from it) with any film, advertisement, television production, or any other audio-visual production now known or which becomes known; (iv) procuring a public performance of any or all of the Composition including but not limited to a transmission on radio, television, internet or similar computer network; (v) obtaining covers of any or all of the Composition; (vi) protecting the copyright and all like rights in and to the Composition; and (vii) the granting of licenses to communicate any or all of the Composition and sound recordings of the Composition to the public by any and all means.

Under that certain Publishing Agreement Assignment, the Manager assigned to the Company all its rights and obligations under the Publishing Agreement, including the payment of the Publishing Amount in payment from the Manager to Mona Lisa Song. Notwithstanding, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Publishing Agreement Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing distributions of economic benefits to the Class A Members; (b) recouping the Publishing Amount made by the Manager to the Writer and; and (c) defraying any relevant costs that have been otherwise agreed *via* the Publishing Agreement and/or the Offering. See "*BUSINESS – Intellectual Property*" for more information.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $500,000 (the "**Maximum Offering Amount**") of Units of Class A Membership Interest (the "**Securities**") at a price per Unit of $100 on a contingency basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by December 3, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, with additional increments of $100, and the maximum amount that an Investor may invest in the Offering is $50,000.00, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic format/PDF in exchange for their investment commitment as soon as practicable thereafter. For more information, refer to '*Token Generation Event*' below.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C, the Company's First Amended & Restated Operating Agreement attached as Exhibit C, and the Subscription Agreement, attached hereto as Exhibit D, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Tokenization

The Company intends that each S-NFT will be represented by a blockchain-based digital asset, which is currently intended to be developed on the ASA standard (Algorand Standard Asset), and each will be issued on the Algorand blockchain protocol (the "**Token Generation Event**"); however, the Manager may choose to issue or reissue the S-NFTs on an alternative blockchain and/or using an alternative protocol, in its sole discretion. Each S-NFT is not a Class A Unit; rather, it is, in part, a digital representation of a Class A Unit in the Company. **Regardless of whether the Token Generation Event occurs, no assets (real or personal, tangible or intangible, including cash or the Rights) of the Company, owned or held by the Company, whether owned or held by the Company at the date of its formation or thereafter acquired shall be deemed to be owned by any Investor individually, but shall be owned by, and title shall be vested solely in, the Company.**

Other Material Terms

Summary of Key Terms of the Operating Agreement

<u>The Members</u>

Limited Liability: Offset Against Future Distributions:	No Member will be personally liable for the debts or obligations of the Company. Future distributions of available cash and cash equivalents, if any, may be offset by any debts or obligations of the Company.
No Voluntary Redemptions of Withdrawals:	So long as a Member continues to hold any Class A Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any person who is a Member ceases to hold any Class A Unit, such person shall no longer be a Member. Notwithstanding the foregoing, the Manager may require a Member to withdraw all or any portion of its Class A Units in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose the Company or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have an adverse effect (whether legal, regulatory, tax otherwise) on the other Members, the Company, the Manager or any of its or their affiliates.

<u>Management</u>

Management of the Company; Authority of the Manager:	Management and control of the Company will be vested exclusively in the Manager.
Compensation and Reimbursement of Manager:	The Manager shall earn a management fee equal to 2.5% of all gross revenue generated by the Company on a perpetual basis and distributed no less than quarterly. Additionally, the Company shall reimburse the Manager for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year.
Removal or Resignation of Manager:	The Manager may not be removed. The Manager may resign and appoint a new Manager, including an affiliate of the Manager, as the Manager of the Company without the consent of the Members. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a withdrawal of a Member.
Limitation of Liability:	The Company's First Amended & Restated Operating Agreement is not intended to, and does not, create any fiduciary duty on the Manager and generally seeks to protect the Manager from legal claims made by the Members to the maximum extent permitted by law. For example, the Manager will not be liable to the Company for: (i) any act or omission that, in good faith, the Manager determined in good faith that such conduct was in the best interests of the Company and such conduct did not constitute fraud, gross negligence or reckless or intentional misconduct; (ii) the termination of the Company; or

	(iii) any act or omission of the Manager that relied in good faith on the advice of legal counsel, accountants or other professional advisors to the Company. Nothing in the above should be construed as relieving, or attempting to relieve, the Manager from any liability (including liability under federal securities laws which under certain circumstances impose liability on persons who act in good faith) if doing so would be in violation of law.
Indemnification of Manager:	The Company will indemnify the Manager and the officers of the Company from any legal claims related to their service to the Company unless the claim is related to the Manager's or officer's gross negligence, reckless or intentional misconduct or fraud. Please review Article VIII of the First Amended & Restated Operating Agreement for additional indemnification provisions.
Amendment of the Operating Agreement; Limited Voting Rights:	Only the consent of the Manager is required to amend the First Amended & Restated Operating Agreement, except that if any Member's rights or obligations would be adversely affected by the proposed amendment (e.g., modifying the limited liability of a member; materially increasing the liabilities or responsibilities of a Member, materially decreasing the rights or protections of a Member, including the creation of a new class of Units), then the consent of such affected Member(s) will be required for such amendment to apply to such affected Member(s).

Distributions and Withdrawals of Capital

Discretionary Distributions:	Distributions of cash on hand less a reasonable reserve for debts (including any loans made by a Member to the Company) and liabilities due and payable, operations, and any contingencies, as reasonably determined by the Manager) and will be made from the Company to the Members at such times and in such amounts as the Manager may determine, in its sole discretion, subject to applicable law. Any distributions of available cash will be distributed to the Members, on at least a quarterly basis, pro rata in accordance with their respective Membership Interests.
Withdrawals of Capital:	No Member may withdraw capital from the Company without the consent of the Manager.

Conversion; Repurchase; Transfer; and Sale of Interests

Conversion to Corporation:	The Company may, in the Manager's sole and absolute discretion, in the future convert from a limited liability company into a corporation by conversion, merger or other transaction (a "***Conversion***"). In the event the Manager approves such a Conversion, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.
Involuntary Transfer; Repurchase of Class A Units:	**In the event that the Class A Units owned by any Member shall be subject to an involuntary transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary transfer, unless, in the case of this clause (b), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary transfer, (c) a transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A Units) unless such transfer constitutes a Permitted Transfer (as defined in the First Amended & Restated Operating Agreement), or (d) Disability (as defined in the First Amended & Restated Operating Agreement) (each such subsections (a) through (e), an "*Involuntary Transfer*"), such Member (or his, her or its personal representative) shall give the Company written**

	notice of such Involuntary Transfer stating the terms of such proposed transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject Class A Units are to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Class A Units held by such Member (or his, her or its personal representative) at the price and on the terms applicable to such proposed transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice.
Restrictions on Transfer:	A Member may not pledge, assign, sell, exchange, or transfer its Class A Units (or any portion thereof) except pursuant to Rule 501 of Regulation CF, and no assignee, purchaser or transferee may be admitted as a substitute Member, except with the consent of the Manager, which consent may be given or withheld in its sole and absolute discretion. The Class A Units will have transfer restrictions will be subject to legal as well as contractual, transfer restrictions. No Class A Units may be pledged, transferred, resold or otherwise disposed of by any Investor except pursuant to Rule 501 of Regulation CF. In any case, Members will not be able to transfer their Class A Units until the Manager explicitly designates a digital asset securities exchange, such as an Alternative Trading System, on which holders of Class A Units may transfer or resell their Class A Units (referred to as a "**Designated ATS**") or explicitly authorizes peer-to-peer transfers. Peer-to-peer transfers will not be permitted unless and until Unit holders are notified otherwise by the Company and informed of the requirements and conditions to do so. There can be no assurance that any Designated ATS will be designated or created or that peer-to-peer transfers will ever be permitted.
Approved Sale; Drag Along Rights:	If the Manager approves the sale of the Company to a third-party good faith purchaser (an "**Approved Sale**"), then each Member shall be deemed to consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding a Membership Interest shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Membership Interest, each holder of a Membership Interest shall agree to sell all of his, her or its Membership Interest and rights to acquire a Membership Interest on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.
Transfer Agent & Registrar:	The Company will act as transfer agent and registrar for the Securities.

Miscellaneous

Fiscal Year:	The Company's fiscal year shall end on December 31.
Term:	The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of the First Amended & Restated Operating Agreement.
Dispute Resolution:	In any dispute, Members agree to waive their right to a trial by jury and to final and binding arbitration which shall be administered by the American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Lee James Parsons
_____
(Signature)

Lee James Parsons
_____
(Name)

Chief Executive Officer of Issuer's Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Lee James Parsons
_____
(Signature)

Lee James Parsons
_____
(Name)

Chief Executive Officer of Issuer's Manager
_____
(Title)

November 4, 2021
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Lee James Parsons
(Signature)

Lee James Parsons
(Name)

Director of Issuer's Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Lee James Parsons
(Signature)

Lee James Parsons
(Name)

Director of Issuer's Manager
(Title)

November 4, 2021
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Miles Carroll
_____
(Signature)

Miles Carroll
_____
(Name)

Chief Operating Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Miles Carroll
_____
(Signature)

Miles Carroll
_____
(Name)

Chief Operating Officer
_____
(Title)

November 4, 2021
_____
(Date)

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page found on Intermediary's Portal.

EXHIBIT C

First Amended & Restated Operating Agreement

EXHIBIT D

Form of Security

EXHIBIT E

Video Transcript

EXHIBIT F

Testing the Waters Materials